UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 12 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-	Michael Krammer to leave E-Plus, dated 12 January 2007.

Press release
Michael Krammer to leave E-Plus	Date 12 January 2007

Number 004pe

Michael Krammer, CEO of KPN’s German mobile unit E-Plus GmbH & Co KG, has today informed the Supervisory Board of E-Plus of his decision to resign from his post at the end of January 2007, citing personal reasons. Krammer joined E-Plus from Tele.ring Austria in May 2006. Stan Miller, Member of the Board of KPN and CEO of KPN’s international mobile activities, and Thorsten Dirks, the Deputy CEO of E-Plus, will assume responsibility for the day to day running of the company until a permanent appointment can be made.

Commenting on Krammer’s decision, Stan Miller said: “It is with personal regret that I see Michael go. During his time at E-Plus, he has played an important role in the further development of our mobile challenger business in Germany. However, I respect his decision and wish Michael and his family all the best for the future.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 16, 2007
	By:	/s/ MICHEL HOEKSTRA

Michel Hoekstra

Legal Counsel